

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

Mail Stop 4631

Via E-mail
Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **Re: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **Response Dated July 7, 2015**
> **File No. 1-9576**

Dear Mr. Stroucken:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

13. Contingencies, page 86

1.   We note your response to prior comment three from our letter dated June 8, 2015 regarding your asbestos-related liability, including your assertion that you cannot reasonably estimate a liability for claims not yet asserted for a period beyond the next three years because the amount of loss cannot be reasonably estimated. Please provide us a more comprehensive and specific explanation of how you actually determine the amount of asbestos-related costs you record each period. Please explain and discuss the specific information you use to determine liability amounts related to pending lawsuits,

unasserted claims, and litigation expenses. Please ensure your response also addresses the following:

- The specific methods and information you use to estimate potential exposures, claims experience and loss accruals;

- How the information and nature of your claims experience differ from other entities with exposure to asbestos claims;

- The impact on you of other producers going out of business or filing for bankruptcy;

- How and why you determined a three year time period to estimate losses for unasserted claims yields reliable estimates but time periods beyond three years cannot be reasonably estimated. Based on your discussion of the difficulties in predicting incidence rates because of significant year to year fluctuations in new filings, specifically address how and why you determined trends over longer time periods are not more appropriate; and

- Why recording asbestos-related costs in the fourth quarter is appropriate.

2. Please clarify for us what litigation expenses are included in your asbestos-related liability. In the first sentence of your response, you indicate your liability includes litigation expenses to resolve all pending lawsuits and unasserted claims you believe you will receive in the next three years. However, your response goes on to indicate your liability includes legal fees you will pay during the next three years. Please address this apparent discrepancy. Also, please tell us the average time periods generally needed to resolve/settle pending lawsuits and unasserted claims.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction